SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and Subsidiaries

Interim condensed consolidated financial information
at June 30, 2008 and 2007 (unaudited) and
at December 31, 2007 and report of independent
auditors on limited reviews

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1	We have carried out limited review of the consolidated balance sheet of TAM S.A. and its subsidiaries (the “Company”) as of June 30, 2008 and of the related statements of income, of changes in shareholders’ equity, statements of cash flows, the performance report and the notes for the quarter and semester ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

2	Our reviews were conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to be in conformity with accounting practices adopted in Brazil.

4	As mentioned in Note 2(q), Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, permitted the non-application of all of the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Accordingly, the accounting information included in the Quarterly Information for the quarter and semester ended June 30, 2008 has been prepared in accordance with specific instructions from the CVM and does not include all the changes in accounting practices introduced by Law 1 1638/07.

5	The consolidated financial statements also include accounting information as of December 31, 2007. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 28, 2008.

6	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

São Paulo, August 12, 2008.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at June 30, 2008 (unaudited) and December 31, 2007
In thousands of reais

Assets	Note	June 30, 2008	December 31, 2007

		(unaudited)

Current
Cash and banks		81,499	134,873
Financial investments	3	1,927,505	2,472,004
Customer accounts receivable	4	1,096,161	937,928
Inventories	5	177,366	162,471
Taxes recoverable	6	82,826	87,017
Advances to aircraft manufacturers	7	868,988	864,440
Deferred income tax and social contribution	19	42,184	37,950
Prepaid expenses		101,283	151,372
Aircraft insurance and other		20,295	44,515
Other		154,348	137,071

		4,552,455	5,029,641

Non-current
Long-term receivables
Deposits in guarantee	8	114,202	161,488
Deferred income tax and social contribution	19	209,197	195,415
Judicial deposits	16	78,307	75,017
Advances to aircraft manufacturers	7	215,923	105,115
Advances for aircraft maintenance	7	214,235	119,633
Other		56,927	53,541

		888,791	710,209

Permanent assets
Other investments	9	70	70
Property, plant and equipment	10	982,598	789,885
Intangible		30,226	13,156

		1,012,894	803,111

		1,901,685	1,513,320

Total assets		6,454,140	6,542,961

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at June 30, 2008 (unaudited) and December 31, 2007
In thousands of reais	(continued)

Liabilities and stockholders’ equity	Note	June 30, 2008	December 31, 2007

		(unaudited)

Current liabilities
Suppliers		389,577	426,856
Short-term debt, including current portion of long-term debt	11	722,840	881,148
Obligations under finance lease and lease payable	12	76,351	72,917
Debentures	17	22,907	32,159
Interest accrued on senior notes	18	6,359	7,076
Return of Fokker 100 fleet	14	8,807	11,501
Salaries and payroll charges		268,553	236,708
Advance ticket sales	15	800,745	791,546
Taxes and tariffs payable		105,168	59,051
TAM Loyalty Program	27	24,713	20,614
Income tax and social contribution payable		45,291	20,079
Interest on own capital and dividends payable		599	72,616
Other		133,182	119,709

		2,605,092	2,751,980

Non-current
Long-term liabilities
Long-term debt	11	204,864	219,189
Obligations under finance lease	12	87,233	53,196
Debentures	17	500,000	500,000
Senior Notes	18	477,570	531,390
Return of Fokker 100 fleet	14	30,953	41,523
Deferred income tax and social contribution	19	50,168	50,861
Provision for contingencies	16	904,401	844,713
Other		41,709	44,724

		2,296,898	2,285,596

Deferred income		11,099	11,099

Minority interest		2,543	2,629

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,793,192 preferred shares at June 30, 2008 (December 31, 2007 – 59,791,955
common shares and 90,793,192 preferred shares))	20	675,497	675,497
Capital reserve	20	102,855	102,855
Revaluation reserve	20	133,717	135,134
Revenue reserves	20	572,274	578,171
Retained earnings		54,165

		1,538,508	1,491,657

Total liabilities and stockholders’ equity		6,454,140	6,542,961

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of operations
Three and six month periods ended June 30, 2008 and 2007 (unaudited)
In thousands of reais, except amounts per thousand shares

		Three-month periods		Six-month periods
		ended June 30,		ended June 30,

	Note	2008	2007	2008	2007

Gross operating revenue
Air transportation revenues
Domestic	21	1,530,347	1,170,102	2,850,904	2,262,747
International	21	602,583	531,849	1,215,890	1,037,822
Cargo	21	255,784	195,269	470,220	351,950
Other operating revenues	21	226,352	156,288	424,964	314,311

		2,615,066	2,053,508	4,961,978	3,966,830

Taxes and deductions		(100,630)	(83,804)	(187,286)	(163,113)

Net operating revenue		2,514,436	1,969,704	4,774,692	3,803,717
Cost of services rendered	22	(1,926,822)	(1,406,270)	(3,694,800)	(2,759,373)

Gross profit		587,614	563,434	1,079,892	1,044,344

Operating income (expenses)
Selling	22	(362,250)	(386,239)	(671,482)	(652,656)
General and administrative	22	(155,695)	(141,571)	(316,514)	(256,160)
Executive management fees	22	(2,555)	(2,637)	(7,217)	(14,301)
Other operating expenses, net		(8,011)	(9,286)	(8,409)	(16,561)

		(528,511)	(539,733)	(1,003,622)	(939,678)

Operating profit (loss) before financial
result		59,103	23,701	76,270	104,666

Financial result
Financial expenses	23	(287,454)	(219,117)	(527,648)	(322,757)
Financial income	23	304,417	156,384	535,922	262,434

Operating profit		76,066	(39,032)	84,544	44,343

Non-operating income(expenses), net		3,418	309	15,641	5,980

Income before income tax and social
contribution and minority interest		79,484	(38,723)	100,185	50,323

Income tax and social contribution
Current	19	(52,085)	(30,621)	(62,697)	(78,305)
Deferred	19	22,608	40,556	15,174	58,628

Income before minority interest		50,007	(28,788)	52,662	30,646

Minority interest		190	150	86	(103)

Net income for the period		50,197	(28,638)	52,748	30,543

Shares at the end of the period
(in thousands)	20	150,447	150,563	150,447	150,563

Net income per thousand shares at the
end of the period (R$)		0.33365	(0.19021)	0.35061	0.20286

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in shareholders’ equity
Three and six month periods ended June 30, 2008 and 2007
In thousands of reais

				Revenue reserve

	Capital	Capital r eserve	Revaluation reserve	Legal	Retention of profit	Treasury stocks	Retained earnings	Total

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		(5,954)	1,443,432

Realization of revaluation reserve, net (Note 20 (e))			(1,406)				1,406
Net income for the period							59,180	59,180

At March 31, 2007 (unaudited)	675,000	102,855	146,468	33,786	489,871		54,632	1,502,612

Realization of revaluation reserve, net (Note 20 (e))			(840)				840
Reversal of revaluation reserve upon disposal of aircraft (TAM
Mercosur)			(1,204)					(1,204)
Net income (loss) for the period							(28,638)	(28,638)

At June 30, 2007 (unaudited)	675,000	102,855	144,424	33,786	489,871		26,834	1,472,770

At December 31, 2007	675,497	102,855	135,134	40,231	537,940			1,491,657

Realization of revaluation reserve, net (Note 20 (e))			(687)				687
Treasury stocks						(4,776)		(4,776)
Net income for the period							2,551	2,551

At March 31, 2008 (unaudited)	675,497	102,855	134,447	40,231	537,940	(4,776)	3,238	1,489,432

Realization of revaluation reserve, net (Note 20 (e))			(730)				730
Treasury stocks						294		294
Negative goodwill on disposal of shares					(1,415)			(1,415)
Net income for the period							50,197	50,197

At June 30, 2008 (unaudited)	675,497	102,855	133,717	40,231	536,525	(4,482)	54,165	1,538,508

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries
Condensed consolidated interim statements of cash flows
Three and six month periods ended June 30, 2008 and 2007 (unaudited)
In thousands of reais

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Cash flows from operating activities

Net income for the period	50,197	(28,638)	52,748	30,543

Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	34,548	27,042	66,005	54,050
Amortization of goodwill		179		358
Deferred income tax and social contribution	(22,608)	(40,556)	(15,174)	(58,628)
Provision for contingencies	24,662	2,176	29,933	40,696
Loss on disposal of long lived asset	14,687	2,871	22,540	3,475
Indexation charges and exchange variations, net	33,333	33,540	85,036	75,469
Other provisions	2,852	3,075	4,855	(1,038)
Minority interest	(190)	(150)	(86)	103

(Increase) decrease in assets
Customer accounts receivable	(74.119)	(28,556)	(161,890)	(187,622)
Inventories	(5,554)	12,330	(16,094)	1,732
Taxes recoverable	(7,106)	(36,598)	8,979	(78,360)
Prepaid expenses	(8,675)	(17,337)	49,074	(9,270)
Advances to aircraft manufacturers	(93,105)	(303,997)	(225,893)	(529,388)
Deposits in guarantee	(4,043)	(27,728)	31,878	(46,494)
Deferred income tax and social contribution	1	23	(3,535)	4,020
Judicial deposits	(2,829)	(11,037)	(3,290)	(14,490)
Advances for aircraft maintenance	(33,652)	(28,549)	(115,680)	(52,125)
Insurance	10,899	8,501	24,220	14,603
Other	(36,737)	(97,383)	(24,890)	(73,820)

Increase (decrease) in liabilities
Suppliers	6,940	(60,782)	(37,280)	464
Salaries and social charges	(3,526)	35,835	31,845	(11,084)
Advance ticket sales	76,937	90,239	9,199	101,768
Taxes and tariffs payable	3,818	(1,491)	46,118	5,840
Financial and operating leases	(4,665)	(4,482)	(4,496)	(7,498)
Income tax and social contribution payable	33,369	30,599	23,199	72,292
Other	18,506	23,860	11,864	8,781

Net cash provided by operating activities	(13,940)	(417,014)	(110,815)	(665,623)

TAM S.A. and Subsidiaries

Condensed consolidated interim statements of cash flows
Three and six month periods ended June 30, 2008 and 2007 (unaudited)
In thousands of reais	(continued)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Cash flows from investing activities

Acquisition of property, plant and equipment	(175,807)	(83,970)	(281,258)	(114,314)
Intangible	(11,483)		(17,070)

Net cash used in investing activities	(187,290)	(83,970)	(298,328)	(114,314)

Cash flows from financing activities

Treasury stocks	(1,121)		(5,897)
Dividends paid	(72,017)	(2)	(72,017)	(137,106)
Term loan and financing
Issuance	19,856	885,198	300,038	1,275,225
Repayments (interests included)	(26,426)	(490,195)	(404,163)	(850,119)
Finance lease
Repayments (interests included)	55,253	(8,551)	49,379	(14,987)
Debentures:
Repayments (interests included)	(1,072)	(7,729)	(37,610)	(52,517)
Senior notes:
Issuance		607,080		607,080
Repayments (interests included)	(18,460)		(18,460)

Net cash provided by financing activities	(43,987)	985,801	(188,730)	827,576

Increase in cash and banks and financial
investments	(217,337)	484,817	(597,873)	57,639

Cash and banks and short term investments at the end
of period	2,009,004	2,510,617	2,009,004	2,510,617
Cash and banks and short term investments at the
beginning of period	2,226,341	2,025,800	2,606,877	2,452,978

Change in cash and equivalents and financial
investments	(217,337)	484,817	(597,873)	57,639

Supplemental disclosure of cash flow information:
Interest paid	32,756	18,863	76,617	67,093
Income taxes paid	21,184	16,334	21,184	38,322

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This assault did not record transactions during the semester.

TLA consolidates the financial statements of Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose exclusive corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

These quarterly information was approved by the management in August, 11, 2008.

The consolidated interim financial information were prepared in accordance to the accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”), including CVM Instruction 469/08.

In the preparation of the present interim financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interim financial information include, therefore, estimates related to the selection of the useful lives of property, plant and equipment, allowances necessary for contingent liabilities, establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

In order to provide additional information, the Company is presenting a cash flow statement (“DFC”) prepared in accordance with the Accounting Standard (NPC) 20/99 issued by the Brazilian Institute of Independent Auditors – (“IBRACON”).

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The quarterly information was prepared in compliance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The main accounting practices adopted in the preparation of the consolidated interim financial information are as follow:

(a) Determination of results of operation

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the date of the financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are first measured by using the currency that best reflects the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company’s financial statements, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term receivables

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments and are stated at cost plus accrued earnings up to the balance sheet date.

Customer accounts receivable are stated at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to meet probable losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are stated at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, plus positive goodwill or less negative goodwill, when applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item c of the CVM Instruction 1/78) and will therefore only be amortized upon the eventual divestiture or extinction of the investment, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports. From 2008, with the entry of the Law 11638, will not be made new revaluations.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the revalued book value (depreciation is taken to income) in excess of depreciation based on the original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to reduce the cost or revalued amount of individual assets to their residual values, at the rates mentioned in Note 10. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Repairs expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance.

• Intangible assets

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the appropriate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method over their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, or selling price. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances ticket sales

Represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of the participants in these plans to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 24 (a).

A liability is recognized as employees’ profit sharing when certain performance targets are accomplished (Note 24 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15%, plus an additional 10% on taxable income exceeding R$ 240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of taxable profit.

Deferred taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction no. 371 of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(i) Leases agreements

i Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” against “Leases payable”, recorded in current and long-term liabilities.

ii Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures and senior notes are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued interest indexation charges and exchange rate variations to date of financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(m) Financial derivative instruments

TLA contracts operations involving financial derivative instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel prices volatility. These risks are managed by the definition of operating strategies and the establishment of internal control systems.

TLA records these financial instruments on a marked-to-market basis, and unrealized gains and losses are taken directly to income.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(o) Capital and revenue reserves

Capital reserves include donations of assets and cash, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the capital budget proposed by the Company management, subject to the approval of the Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(p) Consolidated interim financial information

The consolidated interim financial information include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

			Ownership (%)

	Date of consolidated
	financial information	June 30, 2008	December 31, 2007

TLA	June 30, 2008	100.00	100.00
Fidelidade (*)	June 30, 2008	99.99	99.99
TAM Capital (*)	June 30, 2008	100.00	100.00
TAM Financial 1 (*)	June 30, 2008	100.00	100.00
TAM Financial 2 (*)	June 30, 2008	100.00	100.00
MERCOSUR	May 31, 2008	94.98	94.98
TP Participações	June 30, 2008	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceding year.

(*) The financial statements of TLA, which were used as the basis for consolidation, consider the balances of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures are the fallowing:

i. The Company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds is recognized in the “Financial income” item as set out in Note 3; and

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the date of the financial statements’, pursuant to Pronouncement XXV of Ibracon, as approved by CVM Deliberation 28/86.

(q) Changes in the Brazilian Corporate Law

Law 11638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board (“IASB”).

The changes are effective December 31, 2008 and, for certain practices, as from the first quarter ended March 31, 2008, as established by the Brazilian Securities Commission (CVM).

On May 2, 2008, CVM issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11638. The instruction and related explanatory note address the following aspects:

The application of accounting practices set out in Law 11638/07 is optional for Quarterly Information (ITR), but mandatory for Financial Statements for years ending December 31, 2008. However, publicly-held corporations that do not the fully apply of Law 11638 are required to disclose a note to the ITR with a description of changes which may impact the year-end financial statements. Anyway, all companies are required to apply the determinations of CVM Instruction 498/08, if they have chosen to recognize the effects of Law No 11.638/07 only at the end of the fiscal year.

Based on management’s best understanding and on accounting pronouncements published so far, the changes introduced by Law 11638/07, to require immediate implementation, according to CVM Instruction 469 and related explanatory note which will have material impacts on the Company quarterly information for the three and six month periods ended June 30, 2008 and financial statements for the year ending December 31, 2008 are:

• The Company already discloses cash flow statement on a quarterly and annual basis.

• Requirement of recording in property, plant and equipment rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.’s financial statements for fiscal year, as all aircrafts used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as operating lease those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impacts on the quarterly information for the three and six month periods ended June 30, 2008. However, TAM S.A. already discloses, on a quarterly and annually basis, a summary of the main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States (“US GAAP”). If the standards and rules issued by the CVM not result in a different effects of US GAAP the adjustments made for information regarding the leases on June 30, 2008 and 2007 are as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Lines affected:	2008	2007

Increase in property, plant and equipment	3,923,742	2,932,091
Increase in current liabilities (financial leasing)	258,285	289,402
Increase in long-term liabilities (financial leasing)	2,245,414	1,772,144
Increase in stockholders’ equity	1,420,043	870,545
Net effect on the six month period	317,295	265,091

The net effect on the result of the 2nd quarter of 2008 was significantly impacted by the appreciation of the Real in about R$ 244,064 (06.30.2007 – R$ 135,679).

• The lines Prepayment of aircraft, Prepayment of maintenance and Deposits in guarantee are linked to investments in acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

• Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed to the market, understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, which should follow international standards. Based on market information available at this time, for the purposes of ITRs at June 30, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The net amount of fair value of this asset and liability operations included in the estimate for the six months ended June 30, 2008 is an expense of R$ 1,468 (06.30.2007 – R$ 1,351) that was not relevant, so the Company did not recorded this adjustment.

• The Company will maintain the existing balances in revaluation reserves until its effective realization.

• With respect to share-based compensation, the Company has for some time now presented a note on this matter in its quarterly information and financial statements. See Note 20 (g).

It is management’s understanding believe that other matters addressed in CVM Instruction 469 and related explanatory note had no significant impacts on the financial statements of TAM.

The law 11638 also introduced other changes, in addition to instruction 469 of the CVM, as bellow:

• Possibility of maintaining separate bookkeeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

• Creation of a new account – intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill. This procedure is adopted by the Company.

• Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effective contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency. This procedure is adopted by the Company.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

• The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007. This procedure is adopted by the Company.

• Creation of a new accounts market value adjustments account in net equity, to enable (i) record of certain valuations of assets at market values, in particular financial instruments; (ii) record directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

• Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split-off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring on its financial statements.

(r) New Accounting Standard - Functional currency and translation of financial statements

A new Brazilian GAAP standard (CVM Resolution 534 issued January 29, 2008) will be applicable for the annual financial statements as of December 2008 but not for the quarterly financial information published prior to that date. The group will be required to define the functional currency of all the individual group entities and translate their financial statements into the presentation currency, the real, using the exchange rate on the transaction date for changes in shareholders´ equity. The exchange difference resulting from translating balance sheet items at the closing exchange rate and other shareholder equity movements at the average rate, will be taken to the a separate account within shareholders' equity, the cumulative translation account, instead of the income statement used currently.

Management understands that this new standard will impact its translation of the Mercosur financial statements and bring it in line with the current treatment in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as described in note 29(d) ii.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

3 Financial investments

	June 30, 2008	December 31, 2007

Denominated in local currency
Investment funds (cash and cash equivalents)	70,844	219,138
Investment funds (trading)	839,808	1,352,455
Bank deposit certificates (trading)	338,192	80,205
Others (trading)	40,481	83,071

	1,289,325	1,734,869

Denominated in foreign currency
Bank deposit certificates and overnight investments	631,593	723,913
Investment funds (trading)	6,587	13,222

	638,180	737,135

	1,927,505	2,472,004

For part of the financial investments with remuneration linked to the Interbank Deposit Certificate (“CDI”) rate, the Company has entered into swap contracts with financial instructions related to swaps of interest rates.

4 Customer accounts receivable

(a) Composition of balances

	June 30, 2008			December 31, 2007

	Domestic	International	Total	Total

Credit cards	599,178	46,148	645,326	575,039
Travel agencies	270,477	55,245	325,722	239,747
Account holders	26,829	1,334	28,163	36,561
Other airlines	448	2,398	2,846	1,864
Cargo agencies	8,141	44,152	52,293	50,946
Checks	23,845		23,845	14,968
Other	55,160	16,702	71,862	69,043

Total	984,078	165,979	1,150,057	988,168

Allowance for doubtful accounts	(44,744)	(9,152)	(53,896)	(50,240)

Total	939,334	156,827	1,096,161	937,928

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Changes in the allowance for doubtful accounts

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Balance at the beginning of the period	52,243	39,580	50,240	38,387

Additions (recorded as “selling expenses”)	3,102	3,419	5,213	4,842
Recoveries	(1,449)	(150)	(1,557)	(380)

Balance at the end of the period	53,896	42,849	53,896	42,849

5 Inventories

(a) Composition of balances

	June 30, 2008	December 31, 2007

Spare parts and material for repairs and maintenance	219,487	210,432
Other inventories	7,767	5,219

Total	227,254	215,651
Provision for losses	(49,888)	(53,180)

Total	177,366	162,471

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in the provision for inventory losses

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Balance at the beginning of the period	51,087	11,419	53,180	10,954
Additions		2,083		2,598
Reversals	(1,199)	(2,093)	(3,292)	(2,143)

Balance at the end of the period	49,888	11,409	49,888	11,409

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

6 Taxes recoverable

	June 30, 2008	December 31, 2007

Income tax and social contribution	24,024	13,295
Contribution to Social Integration Program (“PIS”) and
Contribution to Social Security Financing (“COFINS”)	11,971	29,282
Value – added tax (“ICMS”)	26,685	18,876
Withholding income tax	18,023	17,131
Others	11,745	13,945

	92,448	92,529

Current	(82,826)	(87,017)
Non-current	9,622	5,512

“Others” relate to prepaid foreign taxes which are recoverable.

The composition of the balances no current in the consolidated, are presented in “ other- accounts receivable”.

7 Advances to aircraft manufacturers and for aircraft maintenance

At June 30, 2008, as part of the Company’s long term aircraft acquisition plan, advances were made to aircraft manufacturers in the amount of R$ 1,084,911 (December 31, 2007 – R$ 969,555), equivalent to US$ 681,520 thousand (December 31, 2007 – US$ 547,369 thousand). Of this total, R$ 868,988 (December 31, 2007 – R$ 864,440) relates to aircraft with delivery scheduled for the next twelve months.

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement thereof at the time of the aircraft delivery.

At June 30, 2008 for repairs to structures, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 214,235 (December 31, 2007 - R$ 119,633), equivalent to US$ 134,578 thousand (December 31, 2007 – US$ 67,540 thousand).

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement thereof upon the compared at the completed maintenance.

8 Deposits in guarantee

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At June 30, 2008 the balance of deposits was R$ 114,202 (December 31, 2007 – R$ 161,488).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

9 Related-party transactions

For the three and six month periods ended June 30, 2008, TLA received from Táxi Aéreo Marília S.A. (“Marília”), a company under common control, R$ 12 and R$ 83 (June 30, 2007 – R$ 284 and R$ 588), as reimbursement for the use of its structure mainly the importation areas and human resources. This amount was credited to “cost of services rendered”.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Congonhas airport, for a period of 10 years. TLA paid up front to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings as deferral of such costs on June 30, 2008 amount to R$ 775.

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGPM, which totaled R$ 3,904 and R$ 7,607 for the three and six month periods ended June 30, 2008 (June 30, 2007 - R$ 3,637 and R$ 7,194), recorded as “Administrative expenses”.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

10 Property, plant and equipment

(a) Composition of balances

	Flight	Land and		Machinery and	Lease hold	Construction
	equipment	buildings	IT equipment	equipment	improvements	in progress	Others	Total

Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value at December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Acquisitions	176,331	35,807	47,672	20,711	7,858	23,524	11,848	323,751
Transfer						(42,493)		(42,493)
Disposals/Write-off	(8,737)	(411)	(835)	(4,486)	(5)	(215)	(7,851)	(22,540)
Depreciation	(32,485)	(9,543)	(15,575)	(3,881)	(1,814)		(2,707)	(66,005)

Balance at June 30, 2008	509,060	214,628	100,368	50,631	33,026	40,466	34,419	982,598

Cost	947,560	237,166	178,746	91,978	41,533	40,466	87,141	1,624,590
Accumulated depreciation	(438,500)	(22,538)	(78,378)	(41,347)	(8,507)		(52,722)	(641,992)

Residual value	509,060	214,628	100,368	50,631	33,026	40,466	34,419	982,598

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of furniture, vehicles and improvements carried out on the runway at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, and the assembly of parts required for aircraft remodeling.

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 11) in the amount of R$ 110,499 (December 31, 2007 – R$ 110,499).

(b) Revaluation (Note 20 (e))

In 2006, the subsidiary TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 less the provision for income tax and social contribution, pursuant to CVM Deliberation 273/98). The revaluation was based on the then fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on appraisal reports prepared by independent experts. This evaluation resulted in a decrease in the stockholders’ equity of R$ 832, with a net effect in TAM of R$ 790. The evaluation was based on the current replacement value of the assets in their current state of use.

As required by CVM Deliberation 183/95, the part of the revaluation reserve realized of R$ 730 and 1,417 was appropriated to the “Retained earnings” for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 840 and R$ 2,246).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

11 Short and long-term debt

			Payment terms and
		Interest rates	year of last	June 30,	December
	Guarantees	(weighted average)	payment	2008	31, 2007

Local currency

Leasing of IT equipment	Promissory note R$ 14,732	Fixed interests to 4.8% p.a. to 17.0% p.a. (10.3% p.a)	Monthly until 2012	22,164	21,934
Leasing of IT equipment	Promissory note R$ 20,345	CDI + Spread 0.8% p.a. to 4.0% p.a.(3.5% p.a)	Monthly until 2010	8,704	10,556
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (4.5% p.a).	Monthly until 2011	50,931	58,040
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (3.0% p.a).	Monthly until 2012	6,296	8,149
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a of CDI)	Quarterly until 2008		223,573
Other				9,598	7,561

				97,693	329,813

Foreign currency

FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 5.3% p.a. to 6.7% p.a.(6.5% p.a)	Annual until 2010	104,523	84,883
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR +2.2% p.a	Half-yearly until 2012	57,905	51,414
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,788	11,137
Financing – Pré-delivery payment	Unconditional guarantee	Monthly LIBOR + 0.6% p.a.	monthly until 2011	656,643	621,734
Other				1,152	1,356

				830,011	770,524

				927,704	1,100,337

Current				(722,840)	(881,148)

Non-current				204,864	219,189

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities are as follows:

Year	June 30, 2008	December 31, 2007

2009	81,000	126,990
2010	53,389	60,097
2011	61,244	23,015
2012	4,048	2,487
After 2012	5,183	6,600

	204,864	219,189

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing aircraft with firm purchase orders and delivery scheduled for 2008. At June 30, 2008, the balance of this loan is R$ 527,588.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On June 30, 2008, the balance of this loan was R$ 129,055.

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to US$ 8,805, with maturities until December 2008. In 2006, the Company raised US$ 37,885 from Unibanco, maturing up to July 2009. In 2008, for the same purpose, US$ 16,325 was obtained from Unibanco, HSBC and Itaú, maturing until September 2010. At June 30, the balance of this type of financing amounts to R$ 104,523 (December 31, 2007 - R$ 84,883).

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of loans. At June 30, 2008, the Company complied with all such covenants.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

12 Leases Payable

		Monthly
		payments
	Charges	with final	June 30,	December
	(weighted average)	due date in	2008	31, 2007

Foreign currency

Airbus A319/A320/A321 engines	6 month LIBOR + 1.5% to 2,5% p.a. (2.8% p.a.)	2015	24,240	29,536
	3 month LIBOR + 1.1% p.a. (2.4% p.a.)	2015	40,495
	1 month LIBOR + 1.5% p.a. (3.2 p.a.)	2017	6,872	8,088
Airbus A330 engines and spare parts	1 month LIBOR + 1.5% p.a. (2.5% p.a.)	2010	2,013	3,785
	3 month LIBOR + 1.1% p.a. (5.0% p.a.)	2015	18,355
	1 month LIBOR + 1.3% p.a. 1.9% p.a. (2.5% p.a.)	2021	16,660	17,813
Refinancing of operational lease installments	6 month LIBOR + 0.7% p.a. to 2.3% p.a. (3.2% p.a.)	2020	24,703	42,397
	3 month LIBOR + 0.03% to 2.5% p.a. (3.1% p.a.)	2022	15,347	19,342
	Fixed interest 1.1% p.a.	2015	14,899	5,152

			163,584	126,113

Current			(76,351)	(72,917)

Non-current			87,233	53,196

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Non-current maturities are as follows:

Year	June 30, 2008	December 31, 2007

2009	12,883	23,023
2010	10,235	7,755
2011	9,742	5,754
2012	9,132	5,151
2013	8,430	4,162
After 2013	36,811	7,351

	87,233	53,196

13 Commitments

(a) Operating leases

TLA has obligations arising under aircraft lease contracts of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party. Leased aircraft include: 2 Fokker-100, 15 Airbus A319, 74 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 3 MD-11 and 2 Boeing 767 (December 31, 2007 - 10 Fokker-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11). These agreements have an average term of 108 months and are denominated in U.S. dollars plus LIBOR.. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 189,887 and R$ 405,661 for

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 185,571 and R$ 405,159), equivalent to US$ 119,283 thousand and US$ 254,828 thousand (June 30, 2007 – US$ 93,638 and US$ 198,102 thousand).

For most of the operations the Company has given letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes, guaranteed by TAM were issued, totaling US$ 47,606 thousand at June 30, 2008 (December 31, 2007 – US$ 49,222 thousand).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

				Thousands of
				US dollars

		Monthly
	Financial charges	payments with	June 30,	December
	(weighted average)	final due date in	2008	31, 2007

Airbus A319	1 month LIBOR + 1.3% to 1.9% p.a. (4% p.a.)	2020	128,280	145,298
	3 month LIBOR + 1.6% p.a. (4.4% p.a.)	2010	8,672	12,403
	6 month LIBOR + 1.5% p.a. (5.1% p.a.)	2020	135,018	151,497

Airbus A320	Fixed interest 4.0% p.a.	2014	196,597	170,237
	1 month LIBOR + 1.3% to 1.9% p.a. (4.2% p.a.)	2022	365,977	396,923
	3 month LIBOR + 0.03% to 2.8% p.a. (4.4% p.a.)	2022	686,236	763,685
	6 month LIBOR + 0.7% to 2.3% p.a. (3.5% p.a.)	2017	360,649	426,429

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (3.9% p.a.)	2019	137,614	159,499

Airbus A330	Fixed interest 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	191,394	203,816
	3 month LIBOR + 0.03% to 1.7% a.a (3.9% p.a.)	2019	190,572	222,275
	6 month LIBOR + 1.25% to 2.1% a.a (4.8% p.a.)	2017	378,043	425,145

Airbus A340	Fixed payment US$ 850.000	2015	136,000	145,350

Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.5% p.a.)	2008	127	1,836
	Libor semestral (5.4% p.a.)	2008	127	2,167

Boeing MD11	Fixed payment US$ 399.000	2008	3,591	11,172

Boeing 767	Fixed payment US$ 554.000	2014	78,668

Engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2014	26,336	18,201

			3,023,901	3,255,933

Future disbursements due by year are as follows:

	Thousands of US dollars

Year	June 30, 2008	December 31, 2007

2008	227,427	473,983
2009	431,921	429,475
2010	407,435	406,876
2011	394,658	390,464
2012	359,439	351,922
After 2012	1,203,022	1,203,213

	3,023,901	3,255,933

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Commitments for future aircraft leases

i. Airbus:

Since 1998, TLA has firm orders to purchase new Airbus aircraft, with two A320 aircraft still to be delivered through 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 9 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options of the contract in 2005 were transferred to 2006.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with 10 more options for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery four in 2008 and four in 2012.

The Company and the Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which operating until the delivery of the 4 Boeing 777-300 ER in 2008.

In 2008, the Company and Boeing entered into a leasing agreement maturing up to 2014, for 4 Boeing 767 aircrafts, of which two were delivered in the second quarter and the remaining ones will be delivered by the end of 2008.

14 Reorganization of the Fokker 100 Fleet

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases.

As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On June 30, 2008, the total amount of the commitment was R$ 39,760 (December 31, 2007 – R$ 53,024), equivalent to US$ 24,977 thousand (December 31, 2007 – US$ 29,935 thousand), R$ 8,807 of which (December 31, 2007 – R$ 11,501) is classified in current liabilities.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities are as follows:

Year	June 30, 2008	December 31, 2007

2009	6,303	13,963
2010	14,286	15,825
2011	10,364	11,735

	30,953	41,523

15 Advance ticket sales

At June 30, 2008, the balance recorded as advance ticket sales in the amount of R$ 800,745 (December 31, 2007 – R$ 791,546), is represented by 2,706,696 (December 31, 2007 – 2,698,341) tickets sold but not yet used.

16 Provision for contingencies and judicial deposits

(a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable.

At June 30, 2008 and December 31, 2007, the amount of provisions and corresponding judicial deposits are as follows:

				December
			June 30, 2008	31, 2007

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
COFINS and PIS (i)	378,560	(39,150)	339,410	362,676
Additional tariff (ii)	368,141		368,141	323,691
Withholding income tax (IRRF)	13,021		13,021	12,673
Airline staff fund (iii)	84,416		84,416	71,552
Income tax		(3,164)	(3,164)	(3,164)
Others	17,617	(15,159)	2,458	(16,052)

	861,755	(57,473)	804,282	751,376

Labor contingencies (iv)	10,778	(14,824)	(4,046)	425
Civil contingencies	31,868	(6,010)	25,858	17,895

	904,401	(78,307)	826,094	769,696

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company has been successful in obtaining a favorable ruling in one process reversed the related provision in the amount of R$ 7,560, of which R$ 3,496 was recorded, reducing administrative expenses and R$ 4,064 to financial expenses. At June 30, 2008, five lawsuits were yet to be finally judged.

ii Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order, confirmed in the first and second judged.

iii. Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 579,774 at June 30, 2008 (December 31, 2007 - R$ 423,125). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

At beginning of the period	864,888	761,281	1,709,601	722,761

Increase (recorded as “administrative expenses”)	43,544	52,050	96,118	138,793
Reversals (recorded as “administrative expenses”)	(4,592)	(40)	(36,863)	(462)
Payments	561	(49,834)	433	(97,635)

At the end of the period	904,401	763,457	1,769,289	763,457

(b) ICMS

i On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On June 30, 2008, the provision kept by the Company totaled R$ 6,797 (June 30, 2007 – R$ 7,673), recorded in “Taxes and tariffs payable”. On June 30, 2008, the installments due in more than one year totaled R$ 120 (June 30, 2007 – R$ 157), classified in the item “Other accounts payable”.

ii. Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not reviewed) and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(c) Contingent assets

i. Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that the economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is judged in its final instance.

ii. Additional airport tariffs “ATAERO”

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (ATAERO), which are 50% on the tariff amount. On June 30, 2008, the amount under discussion totaled approximately R$ 579,736 (December 31, 2007 - R$ 525,716), not recognized in the financial statements.

17 Debentures

			Nominal	June 30,	December
Date	Series	Quantity	value – R$	2008	31, 2007

TAM
August 01, 2006	Sole	50,000	10,000	522,907	523,147

TLA
April 22, 2003	first	473,006	100		4,308
April 22, 2003	second	222,835	100		2,029
May 16, 2003	third	177,165	100		2,675

		873,006			9,012

				522,907	532,159

Current				(22,907)	(32,159)

Non Current				500,000	500,000

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of debentures. At June 30, 2008 and December 31, 2007, all these covenants were complied with. .

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee for provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The credit rights correspond to accounts receivable from travel agents and held at Banco Itaú, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments, that were liquidated in the second quarter of 2008.

18 Senior notes

On April 25, 2007, TAM Capital concluded the offer of senior notes in the total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At June 30, 2008, this liability amounted to R$ 483,929 (December 31, 2007 – R$ 538,466), equal to US$ 303,995 thousand (December 31, 2007 – US$ 303.995 thousand), of which interest of R$ 6,359 (December 31, 2007 – R$ 7,076) is classified in current assets.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

19 Income tax and social contribution

(a) Reconciliation of income tax and social contribution benefit (expense)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Income before income tax and social contribution	79,484	(38,723)	100,185	50,323

Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	(27,025)	13,166	(34,063)	(17,110)

Income tax and social contribution on permanent additions	(2,452)	(3,231)	(13,460)	(2,567)

	(29,477)	9,935	(47,523)	(19,677)

Income tax and social contribution
Current expense	(52,085)	(30,621)	(62,697)	(78,305)
Deferred (expense) benefit	22,608	40,556	15,174	58,628

	(29,477)	9,935	(47,523)	(19,677)

The above table reflects the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Composition of deferred income tax and social contribution assets

	June 30, 2008	December 31, 2007

Tax loss carry forwards	6,669	3,556
Social contribution carry forwards	3,629	2,508
Temporary differences	241,083	227,301

Total	251,381	233,365

Current	(42,184)	(37,950)

Non current	209,197	195,415

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Deferred tax assets resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve at June 30, 2008 arising from aircraft engines and buildings is not of deferred income tax and social contribution charges of R$ 50,168 (December 31, 2007 – R$ 50,861).

20 Shareholder’s equity

(a) Authorized capital

At June 30, 2008 and December 31, 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors.

(b) Capital

At June 30, 2008, and December 31, 2007 subscribed and paid-in capital is comprised of 150,585,147 shares, of which 59,791,955 are common shares and 90,793,192 are preferred shares.

Common shares confer the right to vote in general meetings. .

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

The Company has a BOVESPA Level 2 requirement to maintain a free float of 25% of its shares. At June 30, 2008, the free float was 53.85% (December 31, 2007 – 53.85%) unaudited.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153,000	4,776	31.21

March 31, 2007	153,000	4,776	31.21

Purchase of shares in 1 Q 2008	75,700	2,651	35.03

Sale of shares	(90,699)	(2,945)	32.48

June 30, 2008	138,001	4,482	32.48

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares, based on the most recent exchange quotations prior to the closing for the three month periods ended June 30, 2008, is R$ 30.32 per shares, for preferred shares.

(d) Capital reserve – share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the amount of the capital increase and is allocated to all stockholders equally.

(e) Revaluation reserve (Note 10 (b))

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the three and six month periods ended June 30, 2008, amounted to R$ 730 and R$ 1,417 (June 30, 2007 – R$ 840 and R$ 2,246). Of the total reserve, R$ 30,099 (December 31, 2007 – R$ 33,034) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at June 30, 2008 amounted to R$ 50,168 (December 31, 2007 - R$ 50,861), are recognized in the statement of operations to the extent that the reserve is realized.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(f) Retained profit reserve

In accordance with article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget for 2008 and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan for Directors and employees. The Board of Directors is responsible for the management of this plan.

The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd, and 3rd grant, and 230,000 preferred shares relating to the special grant as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December 28, 2005	November 30, 2006	December 14, 2007	September 27, 2007

Number of shares	715,255	239,750	780,311	230,000

Exercise price – R$ per share	14.40	43.48	39.67	38.36

Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of preferred shares with no par value was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$ 15.21 and R$ 44.38 per share respectively. In both grants, the exercise price is restated by the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average exercise
	Number of shares	price – R$

Outstanding as of December 31, 2006	955,005	22.40

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

Exercised	(90,699)	16.88

Outstanding as of June 30, 2008	1,852,811	32.90

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

In conformity with the accounting practices adopted in Brazil, the Company does not record stock options as remuneration expense. Had the Company recorded them as such based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have decreased by R$ 6,131 as of June 30, 2008 (June 30, 2007 – R$ (5,709)) and shareholders´ equity would have decreased by R$ 9,999 (December 31, 2007 – R$ (17,349)).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

21 Analyses of Gross Sales

The Company analyses its gross sales information by type of service rendered and geographic area as follows:

(a) By type of service rendered

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,		Variation (V%)

					Three-
					month	Six-month
	2008	2007	2008	2007	periods	periods

Domestic revenue
Regular flights - Passenger	1,504,724	1,142,111	2,779,737	2,181,100	31.7	27.4
Charter - Passenger	25,623	27,991	71,167	81,647	-8.5	-12.8
Cargo	117,724	90,953	211,762	172,870	29.4	22.5

	1,648,071	1,261,055	3,062,666	2,435,617	30.7	25.7

International revenue
Regular flights - Passenger	601,769	528,810	1,212,671	1,031,437	13.8	17.6
Charter - Passenger	814	3,039	3,219	6,385	-73.2	-49.6
Cargo	138,060	104,316	258,458	179,080	32.3	44.3

	740,643	636,165	1,474,348	1,216,902	16.4	21.2

Other operating revenue
Partnerships with TAM Fidelidade
Program	101,400	71,711	191,462	141,365	41.4	35.4
Travel and tourism agencies	10,994	3,938	23,033	8,141	179.2	182.9
Others (includes expired tickets)	113,958	80,639	210,469	164,805	41.3	27.7

	226,352	156,288	424,964	314,311	44.8	35.2

Gross operating revenue	2,615,066	2,053,508	4,961,978	3,966,830	27.3	25.1

( b) By region

	Three month periods		Six month periods
	ended June 30,		ended June 30,		Variation (V%)

					Three
					month	Six month
	2008	2007	2008	2007	periods	periods

Brazil	1,874,423	1,417,343	3,487,630	2,749,928	32.2	26.8
Europe	363,138	261,902	689,501	498,742	38.7	38.2
North America	207,740	249,996	420,216	476,072	-16.9	-11.7
South America (excluding Brazil)	169,765	124,267	364,631	242,088	36.6	50.6

	2,615,066	2,053,508	4,961,978	3,966,830	27.3	25.1

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

22 Main costs and expenses

(a) Three month periods ended June 30:

	2008						2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	345,737	36,255	30,128	2,555	414,675	16.9	308,903	15.9
Fuel	988,576				988,576	40.4	641,009	33.1
Depreciation and amortization	18,035	246	16,267		34,532	1.4	27,042	1.4
Maintenance and repairs (except personnel)	127,393				127,393	5.2	105,421	5.4
Aircraft insurance	11,347				11,347	0.5	8,368	0.4
Landing, take-off and navigation tariffs	121,506				121,506	5.0	103,845	5.4
Leasing of aircraft, engine and equipment	194,029	1,962	3,017		199,008	8.1	192,345	9.9
Services rendered by third parties	33,688	53,620	69,536		156,844	6.4	117,588	6.1
Selling and marketing		227,047			227,047	9.3	233,564	12.1
Other	86,511	43,120	36,747		166,378	6.8	198,632	10.3

	1,926,822	362,250	155,695	2,555	2,447,322	100.0	1,936,717	100.0

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Six month periods ended June 30:

	2008						2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	682,419	69,448	58,302	7,217	817,386	17.4	576,644	15.7
Fuel	1,833,381				1,833,381	39.1	1,211,258	32.8
Depreciation and amortization	38,942	503	26,560		66,005	1.4	54,050	1.5
Maintenance and repairs (except personnel)	222,698				222,698	4.7	210,272	5.7
Aircraft insurance	24,201				24,201	0.5	16,878	0.5
Landing, take-off and navigation tariffs	244,780				244,780	5.2	203,101	5.5
Leasing of aircraft, engine and equipment	412,783	3,300	5,409		421,492	9.0	417,498	11.3
Services rendered by third parties	65,758	101,076	144,278		311,112	6.6	260,990	7.1
Selling and marketing		468,772			468,772	10.0	427,581	11.6
Other	169,838	28,383	81,965		280,186	6.0	304,218	8.3

	3,694,800	671,482	316,514	7,217	4,690,013	100.0	3,682,490	100.0

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

23 Financial income and expense

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Financial income
Interest income from financial investments	46,054	68,249	101,113	138,755
Exchange variation	166,210	74,436	336,690	98,143
Financial instrument/gains	91,664		91,664
Other	489	13,699	6,455	25,536

	304,417	156,384	535,922	262,434

Financial expenses
Exchange variation	(214,581)	(104,696)	(391,940)	(144,021)
Interest expense	(50,980)	(67,243)	(109,176)	(108,666)
Financial instrument losses	(14,123)	(38,538)	(15,793)	(52,793)
Other	(7,770)	(8,640)	(10,739)	(17,277)

	(287,454)	(219,117)	(527,648)	(322,757)

Financial result, net	16,963	(62,733)	8,274	(60,323)

24 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the payment of benefits is the sole responsibility of Bradesco Vida e Previdência S.A..

All other participants previously migrated to PGBL.

(b) Profit sharing

The Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended June 30, 2008, the provision for payment of this benefit in the amount of R$ 9,110 (June 30, 2007 – R$ 8,073).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

25 Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On June 30, 2008, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

The Brazilian Government, through Law 10744 of October 9, 2003, and Decree nº 5035 of April 5, 2004, has committed to cover civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2008, some 79 indemnifications were paid to families of the victims and another are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

26 Financial instruments

(a) General considerations

In accordance with its established policy the Company enters into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices. In addition, temporary cash surpluses are applied in line with group treasury policies, which are continuously reviewed, seeking to keep in line with the market and maximize returns with the lower possible risks.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

i. Risk of the price of fuel

One of the most important financial risks of Airline companies is the volatility in fuel prices, which is derived from oil prices throughout international markets. Fuel represented for the three and six month periods ended June 30, 2008 40.4% and 39.1% (June 30, 2007 – 33.1% and 32.8%), respectively of the main costs (Note 22).

At June 30, 2008, the Company had options to buy fuel, with maturity up to February 2009, which were equivalent to approximately 4,390 thousand barrels (December 31, 2007 – 5,500 thousand barrels with various maturities up to November 2008), representing 31% of next twelve months.

ii. Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in foreign currency. The existing policy for hedging foreign exchange risk is to cover foreign currency cash flow (net) for the subsequent months.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The Company and its subsidiaries contract derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

At June 30, 2008 there were no outstanding operations in foreign currency, by decision of the Company’s Risk Committee.

iii. Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the liabilities and assets of the Company and its subsidiaries are linked.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts, in order to adapt them to current market conditions.

iv Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to financial investments, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The estimated fair market value of financial instruments as of June 30, 2008 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Book value	Fair value (MTM)

Liabilities
Short and long term debt	927,704	725,991
Debentures	522,907	518,601
Bonds	483,929	374,433

	1,934,540	1,619,025

The fair market value of financial assets and short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

27 TAM Loyalty Program

At June 30, 2008, the TAM Loyalty Program had 2,793,590 (December 31, 2007– 2,400,632) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. TLA currently records the incremental costs when awards are earned. For the three and six month periods ended June 30, 2008, 429,195 and 775,969 (June 30, 2007 — 237,569 and 444,919) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the year ended June 30, 2008 was approximately R$ 24,713 (December 31, 2007 - R$ 20,614) as recorded “Other liabilities”. The base to calculate the incremental costs accrual is an estimative of the ticket redemptions by others airlines companies, quantity of points accumulated, tickets redeemed estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of in-flight service, fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the redemption in tickets. This limit any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

28 Subsequent Events

On July 30, 2008 the Company reported that the TAM Airlines, a company based in Asuncion , Paraguay, is going to adopt a management model based on the three pillars that support the company’s activities: Service Excellence, Technical and Operational Excellence, and Managerial Excellence. TAM Airlines has been the new name of TAM Mercosur since last March, pursuant to the guidelines for repositioning the brand that accompanied the expansion of TAM in the international market.

The management model is being adopted in all parts of the group, aligning administrative and operational processes and seeking continuous improvement of passenger and cargo air transport services.

With the administrative restructuring of the group’s Paraguayan company, 133 employees will be transferred to the personnel roster of TAM Linhas Aéreas. About 120 employees are being let go. In recognition of the service of these employees, the company is offering a package of benefits superior to what is required by law, and that includes an extension of the health plan and the granting of air travel discounts for a period proportional to time of service. These employees will also receive support in the process of reentering the job market.

With the aim of optimizing resources and improving the company’s operational capacity, there will be changes in TAM's air network, specifically, in the routes flying in and out of the Paraguayan capital.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

29 Summary of the Main Differences between Brazilian GAAP and U.S. GAAP

(a) Presentation of financial information and functional currency

The Company has elected to use the consolidated financial statements prepared in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP) as its primary financial statements, for the purposes of filling according to U.S. Securities Act of 1934.

In addition, the Company has elected Brazilian Reais as both functional and reporting currencies. A summary of main differences between Brazilian GAAP and those generally accepted in United States (U.S. GAAP), applicable to the Company, has been disclosed below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent Assets) and stockholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP since December 31, 2007, due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 and R$ 34 for the three and six month periods ended June 30, 2007.

(c) Property, plant and equipment

i. Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 133,718 at June 30, 2008 (December 31, 2007 - R$ 135,134). In the statement of operations, these effects totaled R$ 730 and R$ 1,417 for the three and six month periods ended June 30, 2008 (June 30, 2007 - R$ 840 and R$ 2,246).

ii. Capital Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") nº 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

• The lease transfers ownership of the property to the lessee by the end of the lease;

• The lease contains a bargain purchase option, for price below market value;

• The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and

• The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing contractual costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At June 30, 2008, TAM had 46 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 20 units; Airbus A330 – 10 units, Airbus A321- 3 units, Airbus A340 – 2 units and Boeing 767 – 2 units), which, considering the rule set out above, were considered as financing leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at June 30, 2008 R$ 4,743,579, has been recorded in the balance sheet, while accumulated depreciation at June 30, 2008 amounts to R$ 819,839. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100, 30 years for the aircraft Airbus A330 and A340.

The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 43,001 and R$ 85,365, for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 34,748 and R$ 67,893).

Foreign exchange gains (losses) on financial lease payables totaled R$ 244,064 and R$ 279,292 for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 135,679 and R$ 229,405). Interest expenses on the financial lease obligation of these aircraft totaled R$ 29,637 and R$ 59,845 , for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 35,933 and R$ 69,416).

The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 89,244 and R$ 183,213 for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 80,842 and R$ 178,156). The residual values of aircraft returned have been written off upon return and totaled R$ 5,161 at June 30, 2007.

For reconciliation purposes, the amounts of leases adjusted against stockholders’ equity totaled R$ 1,420,042 at June 30, 2008 (December 31, 2007 – R$ 1,102,745).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	June 30,	December
		2008	31, 2007

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.		10,530
Airbus A319/A320/A321aircraft and engines	6 month LIBOR + 1.5% to 2.5% p.a (2.8 p.a.)	1,212,155	1,336,940
	3 month LIBOR + 1.1% p.a (2.4 p.a.)	207,354	204,949
	1 month LIBOR + 1.5% p.a. (3.2% p.a.)	6,872
Airbus A340	Fixed interest	213,089	255,170
Boeing 767	Fixed interest	126,995
Airbus A330 aircraft, engines and spare parts	1 month LIBOR + 1.5% p.a. (2.5% p.a)	867,085	1,016,640
	3 month LIBOR + 1.1% p.a. (5% p.a)	18,355
Lease obligations	1 month LIBOR + 1.3% p.a. to 1.9% p.a.
	(2.5% p.a.)	545	1,691
	6 month LIBOR + 0.7% a 2.3
	% p.a. (3.2% p.a.)	1,114	3,434
	3 month LIBOR + 0.03% to 2.5% p.a. (3.1%
	p.a.)	1,705	5,172
	Fixed interest of from 1.1% p.a.	12,012	11,612

		2,667,281	2,846,138

Current		(334,635)	(330,231)

Non-current		2,332,646	2,515,907

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

Year	June 30, 2008	December 31, 2007

2009	146,428	295,303
2010	273,964	275,359
2011	281,708	281,636
2012	289,769	290,452
2013	326,062	330,381
After 2013	1,014,715	1,042,776

	2,332,646	2,515,907

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

iii. Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS nº 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level for which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

iv. Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains or losses arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS nº 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lease, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the company’s country of origin.

	June 30, 2008			December
				31, 2007

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(181,693)	137,380	150,674
Transaction Airbus A320 (ii)	54,957	(28,852)	26,105	28,852

	374,030	(210,545)	163,485	179,526

The amortization of gains on sale-leaseback transactions appropriated in the statement of operations for the three and six month periods ended June 30, 2008, as “Financial income (expenses), net” totaled R$ 4,286 and R$ 8,575 (June 30, 2007 – R$ 4,288 and R$ 8,576) and as “Other operating expenses, net” totaled R$ 3,733 and R$ 7,466 (June 30, 2007 – R$ 3,734 and R$ 7,467).

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at June 30, 2008 totaled R$ 163,485 (December 31, 2007 – R$ 179,526).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is planned to be in August 2013.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP.

According to recently issued SFAS nº 145 "Rescission of FASB Statements nº 4, 44 and 64, Amendment of FASB Statement nº 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS nº 28, mentioned above.

(d) Business combinations

i. Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS nº 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 29 (d) (ii) below).

For Brazilian GAAP, goodwill was fully amortized at December 31, 2007; negative goodwill at June 30, 2008 was R$ 11,099 (December 31, 2007 - R$ 11,099).

For reconciliation purposes, amortization of goodwill has been reversed as from January 1, 2002, totaling R$ 179 and R$ 358 in the statement of operations for the three and six month periods ended June 30, 2007. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,680 at June 30, 2008 (December 31, 2007 – R$ 9,680).

ii. Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactive consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be between entities under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS nº 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ (3,447) and R$ (3,031) for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 3,394 and R$ 2,374), respectively and R$ 11,828 in stockholders equity at June 30, 2008 (December 31, 2007 – R$ 11,828).

(e) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional effect (being the difference between the plan net assets and the projected benefit obligation ("PBO") at that date will be taken to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employers’ Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Pension Plan Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. During 2006 43 employers accepted the migration, therefore they had the recognition of "settlement". At September 30, 2007, there are still 5 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated risks related to the obligation and assets of the plan. The participants transferred have been accounted in accordance with SFAS no. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits . The settlement for the remaining 5 participants was reached on September 30, 2007.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP since December 31, 2007. The appropriated effects in the statements of operations for the three and six month periods ended June 30, 2007 totaled R$ 91 and R$ 182.

(f) Recognition of revenue – Revenue in the Loyalty Program Partners

Under Brazilian GAAP, revenues related to partnership with the Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company has been recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component represents the services deemed to have been provided associated with operating the program, which is being

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the three and six month periods ended June 30, 2008 totaling R$ 20,564 and R$ 30,080 (June 30, 2007 – R$ 3,865 and R$ 9,270). The effect on stockholders´ equity at June 30, 2008 amounted to R$ 80,140 (December 31, 2007 – R$ 50,060).

(g) Stock options plan

Under Brazilian GAAP the stock options do neither generate expense nor capital reserve changes on the accrual method of accounting, instead is recognized only when exercised, in the amount of the exercise price paid.

Under U.S. GAAP, SFAS Statement 123R “Share Based Payments”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market conditions, shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS nº 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares could be used for share options to be granted to employees by the Board of Directors.

Changes are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2006	955,005	22.40

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

Exercised	(90,699)	16.88

Outstanding at June 30, 2008	1,852,811	32.90

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” for which exercisability of such options depends exclusive on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Stock options were granted initially with an exercise price of R$ 14.40, R$ 43.48, R$ 39.67 and R$ 38.36, per share, for the for the 1st, 2nd, 3rd grant and special grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

Under U.S. GAAP, the Company accounts for the Plan in accordance with FASB Statement nº 123R “Share Based Payments”. Accordingly, as the options are classified as liability awards, compensation cost has been recognized based on the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At June 30, 2008	1st grant	2nd grant	3rd grant	Special grant

Risk-free interest rates	12.25%	12.25%	12.25%	12.25%
Exercise price (adjusted by IGPM)	R$ 17.21	R$ 50.19	R$ 42.37	R$ 42.42
Dividend yield	1.46%	1.46%	1.46%	1.46%
Volatility of stock at the market	43.18%	43.18%	43.18%	43.18%
Stock market price	R$ 30.32	R$ 30.32	R$ 30.32	R$ 30.32

At June 30, 2008, the fair value of the stock options granted was R$ 17.87, R$ 8.70, R$ 12.15 and R$ 3.52, respectively, for the 1st, 2nd, 3rd grant and special grant per share resulting in a total fair value of options granted of R$ 10,869, R$ 2,037, R$ 9,481 and R$ 811 for the 1st, 2nd, 3rd and special grant.

For U.S. GAAP purposes, the Company recorded income (expenses) of R$ 1,147 and R$ 6,131 for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 5,347 and R$ 5,709), with a corresponding credit to liabilities. This adjustment has no impact for purposes of deferred income tax and social contribution. The appropriated effect in the shareholder’s equity at June 30, 2008 was R$ 9,999 (December 31, 2007 - R$ 17,349).

Options outstanding

Range	Options outstanding	Weighted average	Weighted average
exercise price	at June 30, 2008	remaining contractual life	exercise price

R$ 17.21	608,416	3.00	R$ 15.32
R$ 50.19	234,084	3.92	R$ 45.75
R$ 42.37	780,311	4.92	R$ 40.58
R$ 42.42	230,000	1.25	R$ 40.29

Range: R$ 17.21 – R$ 50.19	1,852,811		R$ 32.90

The Black-Scholes option pricing model has been adopted on fair valuing such traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(h) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method for owned engines and engines under capital lease arrangements. In aircraft under operating lease, the Company continues to expense maintenance as incurred.
Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

For reconciliation purposes, the Company for the three and six month periods ended June 30, 2008 was reversed depreciation expenses amounted to R$ 1,606 and R$ 3,315 (June 30, 2007 – (R$ 1,032) and R$ 129), respectively. The accumulated effect on stockholders´ equity at June 30, 2008 amounted to R$ (9,274) (December 31, 2007 – R$ (12,588)).

(i) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred stockholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be given that preferred stockholders will receive distributed earnings.

	June 30, 2008

	Common	Preferred
	share	share	Total

Undistributed earnings allocation
Basic numerator	103,526	157,202	260,728
Diluted numerator	103,377	157,351	260,728

Weighted average number of outstanding shares – basic (thousands)	59,792	90,793
Weighted average number of outstanding shares – diluted (thousands)	59,878	90,924

Basic and diluted earnings per shares (whole reais) – R$	1.73	1.73

		June 30, 2007

	Common	Preferred
	share	share	Total

Undistributed earnings allocation
Basic numerator	82,242	124,854	207,096
Diluted numerator	81,905	125,191	207,096

Weighted average number of outstanding shares – basic (thousands)	59,792	90,771
Weighted average number of outstanding shares – diluted (thousands)	59,792	91,392

Basic and diluted earnings per shares (whole reais) – R$	1.38	1.38

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(j) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS nº 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS nº 158) and cumulative translation adjustments (Note 29 (p) (iii)).

(k) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (84,364) and R$ (103,108) for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ (50,314) and R$ (94,857)), respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at June 30, 2008 was R$ (397,414) (December 31, 2007 – R$ (294,306).

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation nº 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financial statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities for 5 to 6 years.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and carrying value are recognizing in the financial statements.

(l) Dividends and interest in own capital

Under Brazilian GAAP, the Company recorded the amount of R$ 72,093 as dividends and interest on capital to be paid to its stockholders.

For U.S. GAAP purpose, the amount of R$ 40,564 relating to the amounts accrued in excess of the minimum mandatory dividend have been reversed for reconciliation purposes. As a result of final approval on dividends declared as of December 31, 2007, by the Board of Directors in April 2008, that portion of dividends declared that represents the excess over the minimum mandatory dividend has been reversed for U.S. GAAP reconciliation purposes.

(m) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 29 (p) (ii)). The reclassifications, other than those disclosed above, are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 29 (p) (ii)), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(n) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 29 (p)). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to “Normas e Procedimentos de Contabilidade nº 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi-market funds were classified under marketable securities (trading) in the balance sheet.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(o) Reconciliation of the differences between BR GAAP and U.S. GAAP

i. Net income

		Three-month periods ended June 30,		Six-month periods ended June 30,

		June	June	June	June
	Note 29	30, 2008	30, 2007	30, 2008	30, 2007

Net income under Brazilian GAAP		50,197	(28,638)	52,748	30,543

Reversal of revaluation depreciation	(c) (i)	730	840	1,417	2,246
Lease contracts
Depreciation of capitalized finance
lease	(c) (ii)	(43,001)	(34,748)	(85,365)	(67,893)
Foreign exchange variation on
finance lease	(c) (ii)	244,064	135,679	279,292	229,405
Interest expense on finance lease	(c) (ii)	(29,637)	(35,933)	(59,845)	(69,416)
Result on the aircraft return	(c) (ii)				(5,161)
Reversal of operating lease expense	(c) (ii)	89,244	80,842	183,213	178,156

Total lease contracts		260,670	145,840	317,295	265,091

Amortization of gain on sale-leaseback transactions, net	(c) (iv)	8,019	8,022	16,041	16,043
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)		(17)		(34)
Reversal of goodwill amortization	(d) (i)		179		358
Common control – Mercosur	(d) (ii)	(3,447)	3,394	(3,031)	2,374
Pension plan	(e)		91		182
Revenue recognition on Loyalty
Program partnership	(f)	(20,564)	(3,865)	(30,080)	(9,270)
Stock option plan	(g)	1,147	(5,347)	6,131	(5,709)
Maintenance	(h)	1,606	(1,032)	3,315	129
Deferred income tax and social
contribution on adjustments above	(k)	(84,364)	(50,314)	(103,108)	(94,857)

Net income under U.S. GAAP		213,994	69,153	260,728	207,096

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

ii. Stockholders’ equity

		June	December
	Note 29	30, 2008	31, 2007

Stockholders’ equity as reported under Brazilian GAAP		1,538,508	1,491,657

Reversal of revaluation, net	(c) (i)	(133,718)	(135,134)
Lease contracts	(c) (ii)	1,420,042	1,102,745
Deferral of gain on sale-leaseback transaction	(c) (iv)	(163,485)	(179,526)
Reversal of goodwill amortization	(d) (i)	9,680	9,680
Business combination (Mercosur)	(d) (ii)	11,828	11,828
Revenue recognition on Loyalty Program partnerships	(f)	(80,140)	(50,060)
Stock options plan	(g)	(9,999)	(17,349)
Maintenance	(h)	(9,274)	(12,588)
Deferred income tax and social contribution on adjustments above	(k)	(397,414)	(294,306)
Minority interest on adjustments above		(729)	(729)
Reversal of interest on own capital	(l)		40,564

Stockholders’ equity as reported under U.S. GAAP		2,185,299	1,966,782

(p) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, are as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. Consolidated balance sheets under U.S. GAAP:

	June	December
Assets	30, 2008	31, 2007

Current assets
Cash and cash equivalents	165,905	466,538
Marketable securities	1,843,099	2,140,339
Customers accounts receivable (net of allowance for doubtful accounts – R$ 53,896 and R$ 50,240, respectively)	1,096,162	937,928
Inventories	177,366	162,471
Taxes recoverable	82,826	87,017
Advances to aircraft manufacturers	868,988	864,440
Deferred income tax and social contribution	31,485	31,874
Prepaid expenses	101,283	151,372
Aircraft Insurance and other	20,295	44,515
Other	154,346	137,071

	4,541,755	5,023,565

Non-current assets
Deposits in guarantee	114,202	161,488
Judicial deposits	78,307	75,017
Advances to aircraft manufacturers	215,923	105,115
Advances for aircraft maintenance	214,235	119,633
Other	56,927	53,541

	679,594	514,794

Investments
Goodwill	9,679	9,680
Other investments	70	70
Property, plant and equipment	4.713.180	4,414,070
Intangibles	30.226	13,156

	4.753.155	4,436,976

Total assets	9.974.504	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	June	December
Liabilities and stockholders’ equity	30, 2008	31, 2007

Current liabilities
Suppliers	389,577	426,856
Short-term debt, including current portion of long-term debt	722,840	881,148
Obligations under finance lease and lease payable	334,635	330,231
Debentures	22,907	32,159
Senior notes	6,359	7,076
Return of Fokker 100 fleet	8,807	11,501
Salaries and payroll charges	268,553	236,708
Advance ticket sales	800,745	791,546
Taxes and tariffs payable	105,168	20,614
TAM Loyalty Program	24,713	59,051
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	45,291	20,079
Interest on own capital and dividends payable	599	32,052
Other	213,326	178,855

	2,975,605	3,059,961

Non-current liabilities
Long-term debt	204,864	219,190
Obligations under financial lease	2,332,646	2,515,907
Debentures	500,000	500,000
Senior notes	477,570	531,390
Return of Fokker 100 fleet	30,953	41,523
Deferred income tax and social contribution	177,517	92,815
Provision for contingencies	904,401	844,713
Deferred gain on sale-leaseback	131,398	147,441
Other	51,708	52,984

	4,811,057	4,945,963

Minority interest	2,543	2,629

Stockholders’ equity	2,185,299	1,966,782

Total liabilities and stockholders’ equity	9,974,504	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) Consolidated statements of operations under U.S. GAAP

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2008	2007	2008	2007

Net operating revenue	2,493,871	1,965,839	4,744,612	3,794,446

Operating expenses
Personnel	413,527	314,158	811,254	582,170
Fuel	988,576	641,009	1,833,381	1,211,258
Aircraft and flight equipment lease	109,765	111,519	238,280	239,385
Selling and marketing	227,047	233,564	468,772	427,581
Landing, take-off and navigational tariffs	121,506	103,845	244,780	203,101
Depreciation and amortization	74,851	59,285	145,930	116,191
Maintenance (except personnel)	127,393	107,568	222,698	212,418
Services rendered by third parties	156,844	118,588	311,112	260,990
Aircraft insurance	11,347	8,368	24,201	16,878
Other	170,886	199,288	268,698	309,779

	2,401,742	1,897,192	4,569,106	3,579,751

Operating profit	92,129	68,647	175,506	214,695

Financial income (expenses), net	235,681	41,301	236,300	108,243

Income before income tax and social contribution and minority interest	327,810	109,948	411,806	322,938

Income tax and social contribution	(114,188)	(40,765)	(151,324)	(115,614)

Income before minority interest	213,622	69,183	260,482	207,324

Minority interest	372	(30)	246	(228)

Net income for the period	213,994	69,153	260,728	207,096

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	2008			2007

	Accumulated			Accumulated
	other	Other		other	Other
	comprehensive	equity	Total	comprehensive	equity	Total
	income	accounts	equity	income	accounts	equity

At beginning of the first quarter	(8,916)	1,975,698	1,966,782	(5,620)	1,537,518	1,531,898

Net income		46,734	46,734		137,943	137,943
Cumulative translation adjustment	(416)		(416)	1,020		1,020

Total comprehensive income			46,318			138,963

Treasury stocks		(4,776)	(4,776)

At end of the first quarter	(9,332)	2,017,656	2,008,324	(4,600)	1,675,461	1,670,861

Net income		213,994	213,994		69,153	69,153
Cumulative translation adjustment	3,447		3,447	(3,394)		(3,394)

Total comprehensive income			217,441			65,759

Reversal of interest on own capital		(40,564)	(40,564)
Treasury stocks		294	294
Negative goodwill on disposal of shares		(1,415)	(1,415)
Stock options plan		1,219	1,219

At end of the second quarter	(5,885)	2,191,184	2,185,299	(7,994)	1,744,614	1,736,620

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iv) Consolidated statement of cash flow under U.S. GAAP

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2008	2007	2008	2007

Cash flows from operating activities

Net income for the period	213,994	69,153	260,728	207,096

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	74,867	59,285	145,946	116,191
Deferred income tax and social contribution	62,103	10,148	88,627	37,313
Provision for contingencies	24,662	2,176	29,933	40,696
Loss on disposal of long lived asset	14,687	2,871	23,064	8,636
Indexation charges and exchange variations, net	(249,253)	(124,046)	(282,523)	(231,101)
Minority interest	(372)	30	(246)	228
Other provisions	22,165	7,212	24,004	6,117

(Increase) decrease in assets
Short term investments	148,958	(23,283)	297,240	296,038
Customer accounts receivable	(74,119)	(28,556)	(161,890)	(187,622)
Inventories	(5,554)	12,330	(16,094)	1,732
Taxes recoverable	(7,106)	(36,598)	8,979	(78,360)
Prepaid expenses	(8,675)	(17,337)	49,074	(9,270)
Deferred income tax and social contribution	1	23	(3,535)	4,020
Judicial deposits	(2,829)	(11,037)	(3,290)	(14,490)
Advances for aircraft maintenance	(33,652)	(28,549)	(115,680)	(52,125)
Insurance	10,899	8,501	24,220	14,603
Other	(36,737)	(97,383)	(24,890)	(73,820)

Increase (decrease) in liabilities
Suppliers	6,940	(60,782)	(37,280)	464
Salaries and payroll charges	(3,526)	35,835	31,845	(11,084)
Advance from ticket sales	76,937	90,239	9,199	101,768
Taxes and tariffs payable	3,818	(1,491)	46,118	5,840
Financial and operating leases	19,473	(41,692)	(18,037)	(84,104)
Income tax and social contribution payable	33,369	30,598	23,199	72,292
Other	18,506	23,860	11,864	8,781

Net cash provided by operating activities	309,556	(118,493)	410,575	179,839

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2008	2007	2008	2007
Cash flows from investing activities

Acquisition of property, plant and equipment	(175,807)	(83,970)	(281,258)	(114,314)
Intangibles	(11,483)		(17,070)
Deposits in guarantee	(4,043)	(27,728)	31,878	(46,494)
Advances to aircraft manufacturers
Reimbursement	10,620	104,281	33,478	127,354
Payments	(103,725)	(408,278)	(259,371)	(656,742)

Net cash used in investing activities	(284,438)	(415,695)	(492,343)	(690,196)

Cash flows from financing activities

Treasury stock	(1,121)		(5,897)
Dividends paid	(72,017)	(2)	(72,017)	(137,106)
Term loan and financing
Issuance	19,856	885,198	300,038	1,275,225
Repayments	18,471	(443,146)	(315,905)	(756,569)
Finance lease:
Repayments	(58,129)	(52,182)	(120,293)	(116,536)
Debentures:
Repayments	(557)	(1,225)	(4,791)	(8,060)
Senior notes:
Issuance		607,080		607,080

Net cash provided by financing activities	(93,497)	995,723	(218,865)	864,034

Increase in cash and cash equivalents	(68,379)	461,535	(300,633)	353,677

Cash and cash equivalents at the end of the period	165,905	653,184	165,905	653,184
Cash and cash equivalents at the beginning of the period	234,284	191,649	466,538	299,507

Change in cash and cash equivalents	(68,379)	461,535	(300,633)	353,677

Supplemental disclosure of cash flow information:

Interest paid (including R$ 31,116 and R$ 62,920 (June 30, 2007 – R$ 34,690 and R$ 70,914) of interest paid of finance lease under U. S. GAAP for the three and six periods ended June 30, 2008, respectively.	63,872	53,553	139,537	138,007

Non cash investing and financing activities - acquisition of aircrafts under finance lease	130,406	68,688	194,102	212,113

Income taxes paid	21,184	16,334	21,184	38,322

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(q) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company top management analyses its recurring daily business in a single reportable segment as an air transportation enterprise.

(r) Additional disclosure – Advertising expenses

Advertising and publicity expenses totaled R$ 23,088 and R$ 50,918 for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 11,116 and R$ 25,930), and are classified as selling and marketing expenses.

(s) Fair Value measurement within financial statements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 introduces a framework for measuring fair value and expands requirements for disclosure about fair value measurement of assets and liabilities. The Company has adopted SFAS 157 as from January 1, 2008.

Under U.S. GAAP, paragraph 67 of Concepts Statement No.5 - “Recognition and Measurement in Financial Statements”, issued by FASB, describes five measurement attributes used in financial statements under current financial accounting principles, for which some of them are detailed approached in Concepts Statement No. 7 – “Using Cash Flow Information and Present Value in Accounting Measurements”.

In addition, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable variables and minimize the use of unobservable variables when measuring fair value. The standard describes three levels of computation that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities method;

Level 2 – Observable variables are fair valued by using either present value or expected present value methods – deterministic model;

Level 3 – Mostly known as hybrid methodology by applying both deterministic and probabilistic models. Observable and unobservable variables are determined and computed by using either estimated cash flow or expected cash flow methods. Unobservable variables that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities are determined on probabilistically path basis.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

All types of marketable securities outstanding as of June 30, 2008 (trading as well as derivatives) were marked-to-market by applying level 2 approaching model, which considers prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities on assumptions made in cash flow estimate, by using present value techniques, for which gain or losses were properly accounted for.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company decided not to use the fresh-start method of accounting on the fair value measurement for financial assets and liabilities, however fair value amounts were disclosed in Note 26, for which the level 1 approaching model was adopted to disclose fair values of senior notes and debentures.

(t) Recently issued accounting pronouncements

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 141R “Business Combinations,” revised which replaces FASB Statement 141, “Commercial Combination.” This Statement retains the fundamental requirements in Statement 141 that the purchase method is used for all business combinations. This Statement applies to all business combinations for which the acquisition date is on or after the first annual reporting period starting as of or after December 15, 2008, for which earlier adoption is prohibited. The effective date of this Statement is the same as that of FASB Statement 160, “Noncontrolling Interests in Consolidated Financial Statements.”

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51,” which states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity which shall be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The Company has been evaluating the impact on its financial statements as a result of adopting both SFAS 141 (R) and SFAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities - an amendment of SFAS 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption encouraged. The Company has been evaluating the impact on its financial statements as a result of adopting SFAS 161.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 provides entities to be responsible for selecting its accounting principles for the preparation of financial statements that are presented in conformity with GAAP. This Statement will be effective 60 days following the approval by the Public Company Accounting Oversight Board - PCAOB. The Company does not expect a significant impact on its financial statements as a result of adoption of this standard.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.